EXHIBIT (a)(7)(i)

[Logo of SkateTech]

FOR IMMEDIATE RELEASE

STAKE ANNOUNCES SUCCESSFUL CASH TENDER OFFER FOR OPTA FOOD INGREDIENTS, INC.

Toronto, Ontario, December 4, 2002, Stake Technology Ltd. (Stake) (Nasdaq-STKL) (TSX-SOY) has today completed its cash tender offer for Opta Food Ingredients, Inc. (Opta) (Nasdaq – OPTS).

Stake’s wholly owned subsidiary, Stake Acquisition Corp., has accepted for payment approximately 10,080,764 shares of common stock of Opta Food Ingredients, Inc., representing approximately 92.6 percent of the outstanding common shares of Opta (including approximately 620,323 shares tendered by means of guaranteed delivery), at $2.50 per share in cash in accordance with its tender offer for all of the outstanding shares of Opta. Approximately 806,813 shares of Opta were not tendered and remain outstanding. The tender offer expired, as scheduled, at 12:00 midnight, New York City time, on Tuesday, December 3, 2002.

Stake intends to promptly merge Stake Acquisition Corp. with and into Opta in accordance with Delaware’s short form merger provisions. As a result of the merger, Opta will be a wholly owned subsidiary of Stake and each remaining outstanding share of Opta will be converted, subject to appraisal rights, into the right to receive $2.50 in cash, without interest.

Opta

Opta is a leading innovator, manufacturer and marketer of proprietary natural food ingredients that improve the nutritional content, healthfulness, texture and taste of its customers’ food products. Opta’s food ingredients are used by more than 350 food companies, including 12 of the largest U.S. consumer packaged food companies and three of the world’s largest quick service restaurant chains.

Stake

As a result of the acquisition, Stake will strengthen its position in the natural and organic food ingredients markets. The combination of Opta’s excellent reputation for product quality, innovation and technical expertise in developing value-added food ingredient solutions and Stake’s expertise in identity preserved grains and the processing of these products into natural and organic food ingredients will position the Company as a leader in these rapidly growing markets.

Stake Technology Ltd. is an owner/operator of high-growth ethical businesses, focused on environmental responsibility and the health and well being of its communities. For the last four consecutive years, Stake was included in Profit magazine’s ‘Profit 100’ list of the 100 fastest growing companies in Canada. Currently, the company has three business units: the Food Group, which specializes in identity-preserved (IP) grain products and natural and organic food products; from seed to packaged product; the Environmental Industrial Group; a producer, distributor, and recycler of industrial materials; and the Steam Explosion Technology Group who market clean pulping technologies. Each of these business units has proprietary products and services that give it a solid competitive advantage in its sector.

For further information, please contact:

Stake Technology Ltd.	Investor Relations Counsel
Jeremy N. Kendall, Chairman & C.E.O.	The Equity Group Inc.
John D. Taylor, President & C.O.O. Susan Wiekenkamp, Information Officer	Linda Latman 212-836-9609 llatman@equityny.com
Tel: 905-455-1990
info@staketech.com	www.theequitygroup.com

Websites:	www.staketech.com, www.sunrich.com, www.bei.ca, www.steamexplosion.com, www.sunrichvalley.com www.organickitchen.ca www.wildwestorganicharvest.com

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